June 1, 2019

JPMorgan Trust I

277 Park Avenue

New York, NY 10172

Dear Sirs:

J.P. Morgan Investment Management Inc. and JPMorgan Distribution Services, Inc. (collectively, “JPMorgan Service Providers”) hereby agree to waive fees owed to each JPMorgan Service Provider or to reimburse each Fund listed on Schedule A for the time periods indicated. The JPMorgan Service Providers will waive fees or reimburse expenses to the extent total operating expenses exceed the rate of average daily net assets also indicated on Schedule A. This expense limitation does not include: (1) dividend and interest1 expenses on securities sold short, interest, taxes, expenses related to trustee elections, expenses related to litigation and potential litigation and extraordinary expenses not incurred in the ordinary course of each Fund’s business and (2) acquired fund fees incurred by a Fund not advised by J.P. Morgan Investment Management Inc. or one of its affiliates. In addition, each Fund may invest in one or more funds, including money market funds, advised by the J.P. Morgan Investment Management Inc. or one of its affiliates (an “affiliated fund”). The JPMorgan Service Providers as each Fund’s adviser, shareholder servicing agent and/or administrator hereby contractually agree to waive fees and/or reimburse expenses in an amount sufficient to offset (i) the respective net advisory, net administration and net shareholder servicing fees of an affiliated fund, or (ii) the management fee paid to the adviser pursuant to an affiliated fund’s management agreement. This waiver does not apply to each Fund’s investments in affiliated money market funds made with cash received as collateral from securities lending borrowers.

The JPMorgan Service Providers understand and intend that each Fund will rely on this agreement in preparing and filing their registration statements on Form N-1A and in accruing each Fund’s expenses for purposes of calculating net asset value and for other purposes, and expressly permit each Fund to do so.

Please acknowledge acceptance on the enclosed copy of this letter.

[1]	In calculating the interest expense on short sales for purposes of this exclusion, each Fund will recognize all economic elements of interest costs, including premium and discount adjustments.

Very truly yours,

J.P. Morgan Investment Management Inc.

JPMorgan Distribution Services, Inc.

By:

Accepted by: JPMorgan Trust I

By:

SCHEDULE A

	Class A	Class C	Class I	Class L	Class R2	Class R3	Class R4	Class R5	Class R6	Class T
JPMorgan Global Allocation Fund[1]	1.03%	1.53%	0.78%		1.40%	1.15%	0.90%	0.75%	0.65%	1.03%
JPMorgan Income Builder Fund[1]	0.75%	1.25%	0.60%						0.52%	0.75%
JPMorgan Diversified Fund[1]	1.08%	1.58%	0.83%	0.65%					0.58%

1Expense limitation is in place until at least 5/31/20.